

Case study:

Firebrand Artisan Breads

How a local bakery is building inclusive wealth and transforming a community.

Summary

Fast-growing Oakland bakery, Firebrand Artisan Breads, is pioneering an innovative inclusive ownership model. ICA's partnership with Firebrand – spanning contributions of advising, direct investment, and network-building – and our ability to convene like-minded investment partners have supported this success for 9 year and counting.

Good Jobs. Good Bread.

Firebrand Artisan Breads, established in 2008, is the East Bay's only wood-fired bakery. Founder Matt Kreutz has grown the bakery with a deep commitment to quality, but that's not the brand's only focus. Firebrand has modeled how local businesses can create shared wealth and positive social outcomes within its community. Working with partners around the Bay Area, Firebrand employs workers with high barriers to employment, particularly those who were previously incarcerated or homeless. The bakery invests in its workers by developing growth plans for each employee, paying industry-competitive wages, and offering resources like on-site English classes.

Firebrand at a glance:

- Established: **2008**
- Location: **Oakland, CA**
- Number of Employees: **80 total, 62 full-time**
- 2021 Annual Revenue (proj): **$9.8M**
- 2020 Annual Revenue: **$4.4M***
- 2019 Annual Revenue: **$6.2M**
- Most Recent Round: **$8.2M**

* *affected by the COVID-19 pandemic*

In 2020, Firebrand transitioned the business to steward-ownership, meaning the bakery is owned by the Firebrand Purpose Trust and governed by employees, community members, and advocates. This innovative ownership model extends wealth building to employees through a stock option pool, while ensuring the business remains in the hands of, and in service to, its local community. This transition set Firebrand up to attract an $8.2M Series A round for its latest expansion.

Growing together

ICA is on a mission to build an economy that works for all. We do this by accelerating great businesses through mentoring and investments to close the racial and gender wealth gaps. By focusing on businesses positioned for growth but that have been left out of traditional funding networks, ICA identifies companies ready to make a big impact, and has built a track record of successful investments that spur growth and have a positive community impact. Firebrand Artisan Breads, an ICA portfolio company, is one of these companies.

We first engaged with Firebrand in 2012, when founder Matt Kreutz participated in several ICA business classes. Since our first investment in Firebrand in 2015, the bakery's annual revenue has increased over $5M. At each turn the company has leveraged this growth to expand compensation and benefits to its workers.



"At Firebrand, community is about feeling connected and responsible for what happens. Our business is part of this community, and we take that responsibility seriously."

– Matt Kreutz

From the beginning, Matt has been driven to create a community-serving business and ICA has been an important ally in bringing this vision to life.

The ICA + Firebrand Story

ICA knows that building a business is a journey and we are a partner at every step of the way.

It has always been about the people



When Matt Kreutz started Firebrand Artisan breads in 2008. He had been working in bakeries from the age of 14 and starting his own just made sense. A product of early-2000s punk and DIY culture, building a business was a way for him to put into practice values of community and mutual support.

From the beginning, Matt worked long days at the bakery and with so much of his life dedicated to his work he wanted to hire people he liked being around. They didn't take resumes or cover letters, or particularly care if you had experience. If you had passion and willingness to learn, you could get a job.

Meeting ICA

After four challenging years, Matt had grown the bakery, but was struggling to keep the business afloat with the industry's razor thin margins. By 2012, Matt knew he needed help bringing the bakery to the next level. Then he found ICA. Matt participated in a number of ICA workshops which helped him develop a plan for growth and strengthen his leadership skills. By 2013, Matt had increased revenue significantly by landing several critical deals and in 2014 ICA identified Firebrand as a company that would benefit from more hands-on advising.

ICA's advisors partnered with Matt on five key business growth areas:

- Growth strategy scenario planning
- Debt readiness
- Long term growth strategy development
- Budgeting & financial forecasting
- Job creation forecasting

ICA knows when to invest to catalyze impact

By the end of 2014, Firebrand was growing out of its original location: a compact kitchen on the cusp of Emeryville and Oakland with a giant oven and people cranking out bread 20 hours each day. Matt worked with ICA mentors to chart the plan for a huge new wholesale baking facility with a retail storefront. But he needed money to make it happen.

2015-2016 Investment Impact:
ICA's Catalyzing Investment: **$800K**
Total Raised by Firebrand: **$3M**
Jobs Created in One Year: **40**
Annual Revenue Growth: **300%**

In 2015, after three years of direct engagement with the bakery, ICA made a catalyzing investment of $600,000, the early vote of confidence that allowed Firebrand to close a successful $2M raise. With ICA on its side, Firebrand was able to connect with a network of investors and leverage alternative measures of value and impact potential to raise substantial capital.

The facility took six months to build with ICA staying closely involved during this time. The retail store opened in 2015 in Oakland's Uptown neighborhood with an open floor plan that allowed customers to see the labor in each loaf. Firebrand tripled production and revenue in one year: going from $1M to $3M and from 12 employees to 55. To meet the rapid growth, ICA invested another $200,000 in 2016, leading a $1M round.

"By the time we made the investment... we had witnessed Matt's unparalleled work ethic and leadership for 3+ years. And Firebrand's demonstrated potential for growing good jobs in the Bay Area made the investment a clear choice."

– Yui Ueno, Senior Director of Investment, ICA



Trailblazing a model for inclusive ownership

Firebrand's unique steward-ownership model spreads wealth while attracting the right kind of impact-focused investors.

Preparing for serious growth without venture capital

It wasn't long before Firebrand's production began to outgrow the new location as well. The bakery had contracts with popular restaurants throughout the Bay Area, hotels, and local grocery stores, including a favorable deal with Whole Foods. By 2019 the bakery was pulling in $6.2M in annual revenue. To meet this new demand, Matt made plans to add another baking facility.

Opening later this year, Firebrand's new 40,000 sq. ft. facility in Alameda will allow for a seven-fold increase in production and increase the company's employees to up to 150 people. Firebrand is on track to begin production in the new location in July 2021, but before it could get there the business needed to take on another level of investment.

Firebrand's 11 Purposes

01

Prioritizing the hiring of people who are formerly incarcerated, homeless, or otherwise have high barriers to entering the workforce.

02

Ensuring that the Company's management and Board of Directors maintain a profit-sharing program or some equivalent financial program for workers to benefit from the profits of the Company.

03

Promoting engagement of Stakeholders in governance of the trust and of the Company.

04

Operating the Company for the benefit of the Stakeholders rather than profit maximization and shareholder return, while acknowledging the necessity of financial and competitive security for the long-term viability of the enterprise.

05

Sharing the economic benefit of the Company with Stakeholders during the period of time that such Stakeholders are actively engaged in the business relationship, and not solely upon exit or termination of the business relationship.

06

Ensuring that financial decisions of the trust and of the Company serve the mission to create great jobs, shared value, and thriving communities.

07

Ensuring that the long-term sustainability of the Company be considered over short term gain.

08

Continually increasing the positive impact of the Company, its products and service while also supporting financially healthy growth of the Company, including the professional development of employees as well as increasing growth ladders within the Company.

09

Practicing transparency and radical candor with all Stakeholders of the Company through open-book management principles.

10

Promoting equitable and diverse supply chains from farm to marketplace, including the promotion of fair labor practices.

11

Overseeing and protecting a process defined by an annually updated plan or vision of continuous improvement of management, employment and impact programs that benefit the mission and Stakeholders.

By the time Firebrand was seeking new investment for the Alameda expansion, the bakery had become a household name in the Bay Area. Venture capital might have been an obvious—and tempting—financing solution for a company with Firebrand's reach and growth trajectory. But Matt wanted to find investment aligned with the people-first company values and enshrine Firebrand's service to its local community for good. When Matt heard about a unique ownership model called a *perpetual purpose trust*, he knew he had found the right fit for Firebrand.


Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
HONEY WHOLE WHEAT
Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
SPROUTED ANCIENT GRAIN
Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
SPROUTED 18 GRAIN & SEED
Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
SPROUTED SPELT
Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
100% SPROUTED WHOLE WHEAT
Firebrand
ROOTED IN THE EAST BAY
ORGANIC BREAD
SPROUTED RYE

Aligning mission and ownership

A perpetual purpose trust is an ownership model where a company can be owned by a set of values—a perpetual purpose. Working with Purpose US and law firm *Stoel Rives*, Matt guided the business into this new model. Up until the formation of the trust, Matt had held onto 100% ownership of Firebrand. To establish the trust Matt donated 51 percent of his voting shares to the trust to hold in perpetuity.

The trust serves as a parent company, governed by a stewardship committee tasked with ensuring the company abides by their guiding purpose. The committee currently consists of Matt, Firebrand employees, and crucially, community advocates who work on issues affecting Firebrand employees.

The committee members serve terms and over time will turn over to new employees and advocates. The trust is guided by 11 purposes governing everything from how Firebrand hires to the way economic benefit is distributed. Firebrand's business strategy is guided by a board advocating for the financial success of the company while the stewardship committee ensures this success never compromises the 11 purposes.

Building wealth for investors—*and employees*

A perpetual purpose trust cannot be sold, posing a unique challenge to structuring the investment to build out the new facility in Alameda. But this was intentional—by establishing the trust first, the company was able to attract mission-aligned investors who would be open to unconventional exits and capped returns.



A group of impact-focused investors led by ICA convened to establish terms for this unique type of equity investment.

Under this deal, employees receive 10% of the profits and investors receive 90% until the investors get back twice what they originally invested. Then the profit-structure flips and employees split 90% of the profit and investors take the remaining 10%.

At the end of 2020, Firebrand closed an $8.2M round comprised of $5.7M in debt, $1M in tenant improvement, and $1.5M in equity. ICA converted our original investment from 2015/2016 into equity and donated a third to Firebrand's employee stock option pool.

A better way to do business

By bringing together aligned partners, and a committed founder, Firebrand and ICA are demonstrating that a new way of doing business is possible, and profitable.

Growing jobs for people who need them most.
Firebrand grew from a 4 person team in 2012 to a 60+ person team in 2021, hiring from communities with high barriers to employment.

Investing in people.
Firebrand develops an individualized growth plan for each employee and starting in 2021 workers can access a spectrum of services through the Worker Resource Center including housing assistance, legal assistance, ESL classes, GED classes and more.

Hiring & promoting women + workers of color.
40% of employees are women and 63% are people of color, including 50% of management.

Competitive wages + health benefits.
Firebrand's starting hourly wage in 2021 is $16, and its average hourly wage is $17.23. All workers receive PTO, health, dental, and vision insurance.

Inclusive ownership financed by patient capital.
Firebrand's profit sharing model spreads wealth by capping investor returns and directing profits back to employees.

Bringing investors and communities into partnership

What Firebrand Artisan Breads built over the past 13 years is not just a world-class bakery, but a fundamentally different way of doing business. Firebrand leverages its success to address complex social problems and create shared value for employees and community. From the beginning Firebrand has widened the community of stakeholders who guide the bakery's work to include workers and community advocates.

Firebrand's unique governance structure—one that combines board of directors with the trust stewardship committee—brings together business and social impact interests in purposeful and productive tension. It is an innovative example of bringing investors and community interests into true collaboration.

Patient capital works

ICA is projected to yield a 15-20% return rate on the original convertible note investments, enviable by any measure. But that's not our main marker of success. Early on, ICA saw potential in Firebrand to create good jobs that make a meaningful difference in our local community. Our original investment of strategic business advising, capital, and catalyzing network connections has generated the social returns we had hoped for. By providing fair and flexible equity and debt capital, we're not only scaling Firebrand's growth and impact, we are changing the rules about who gets funding so business owners can create wealth for themselves and their employees.

Looking to the future

Firebrand's ability to prioritize opportunities for workers with barriers to accessing good jobs, pays dividends for the Bay Area at large, improving the lives of its employees *and* their families. Firebrand's impact in this area will only increase as the company begins to grow into their new Alameda facility which will allow them to have a staff of 150 workers. Firebrand is looking forward to achieving B-Corp status, for publicly-certified standards of transparency and legal accountability, and later this year is opening a brand new Worker Resource Center at the Alameda location.

For ICA the success of our 9+ year ongoing engagement with Firebrand Artisan Breads exemplifies our mission to accelerate great companies and, with its inclusive hiring practices and shared ownership model, close racial and gender wealth gaps. By making bold bets on great businesses like Firebrand Artisan Breads, ICA is able to achieve mission impact and grow our capacity to do so. What's more, by forging new partnerships with aligned investors like *Candide Group, Cienega Capital, 45North,* and *Purpose,* ICA is leading the charge to build a new capital ecosystem.

Invest with us.

ICA is in an exciting time of growth. Since January 2021 ICA has tripled the size of our investment portfolio. This year alone ICA has deployed more than $2M in growth capital to seven high-growth companies, launched a first of its kind micro-equity investment product investing in seven early-stage companies, and created a new accelerator-program to bridge the resource gap for early stage founders of color. And together we can do even more!

Join ICA and accelerate great businesses with us.